UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT No. 1
to
SCHEDULE 13D
Under the Securities Exchange Act of 1934

AstraZeneca PLC
(Name of Issuer)

CLASS A SHARES
(Title of Class of Securities)

G9885J102
(CUSIP Number)

Fredrik Lindgren
Investor AB
Arsenalsgatan 8 c
S-103 32 Stockholm
Sweden
011-46-8-614-2031
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 11, 2004
(Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or (g), check the following box. ☐

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on the following pages)

Page 1 of 7 Pages

CUSIP No. G9885J102	13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) INVESTOR AB
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS NOT APPLICABLE
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION KINGDOM OF SWEDEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 63,465,810
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 63,465,810
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,465,810
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.75%
14	TYPE OF REPORTING PERSON* CO

Page 2 of 7 Pages

     Investor Aktiebolag, a limited liability company incorporated under the laws of Sweden (“Seller”), hereby amends its Report on Schedule 13D, originally filed on July 4, 2002 (the “Schedule 13D”), with respect to the Class A Shares, $0.25 nominal value (the “Shares”) of AstraZeneca PLC, a company incorporated in the United Kingdom (the “Issuer”). Terms not otherwise defined herein have the meanings assigned to them in the Schedule 13D.

     This Amendment No. 1 to the Schedule 13D is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by Seller to reflect a decrease in Seller’s ownership interest in the Issuer due to the decision by Seller to reduce its leverage and strengthen its financial flexibility. It refers only to information that has materially changed since the filing of the Schedule 13D.

Item 1. Security and Issuer.

      There are no changes with respect to Item 1 of Schedule 13D.

Item 2. Identity and Background.

      Item 2 of Schedule 13D is hereby deleted in its entirety and replaced by the following:

     The name of the person filing this statement is Investor Aktiebolag, a limited liability company incorporated under the laws of Sweden (“Seller”).

     The address of the principal business and the principal office of Seller is Arsenalsgatan 8c, S-103 32 Stockholm, Sweden. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Seller is set forth on Schedule A attached hereto.

     Seller is a Swedish diversified industrial holding company. Seller’s founders and principal shareholders are the Wallenberg family and foundations, whose holdings, as of December 31, 2003, represented approximately 46.1% of the voting rights and 21.4% of the share capital of Seller.

     During the last five years, neither Seller, nor any other person controlling Seller nor, to the best of its knowledge, any of the persons listed on Schedule A attached hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment. decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      Not applicable.

Item 4. Purpose of Transaction.

     The second sentence of Item 4 of the Schedule 13D is amended to reflect that the Seller currently holds 63,465,810 Shares. All other information in Item 4 remains in effect.

Item 5. Interest in Securities of the Issuer.

      Items 5(a), 5(b), 5(c) and 5(e) are hereby deleted in their entirety and replaced by the following:

     (a) Seller currently holds and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns, 63,465,810 Shares, representing approximately 3.75% of the outstanding Shares of the Issuer. Except as set forth in this Item 5(a), none of Seller, and, to the best of its knowledge, any persons named in Schedule A hereto owns beneficially any Shares.

      (b) Seller has sole power to vote and to dispose of 63,465,810 Shares.

Page 3 of 7 Pages

     (c) In order to reduce its leverage and to strengthen its financial flexibility, on February 11, 2004, Seller sold to UBS Limited 21,200,000 Shares at a net price per Share of 350.007 Swedish Kronor (“SKR”) in a block trade transaction effected in the secondary market. Prior to the divestment, Seller held 84,665,810 Shares, amounting to approximately 5.0% of the voting rights and share capital of the Issuer. Subsequent to the divestment, Seller holds 63,465,810 Shares corresponding to 3.75% of the voting rights and share capital of the Issuer.

     (e) As a result of the transaction described in Item 5(c), Seller ceased to be the beneficial owner of more than five percent of the Shares on February 11, 2004.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     In connection with the transaction described in Item 5(c) above, the Seller entered into a secondary block trade agreement dated February 11, 2004 with UBS Limited with respect to the sale of 21,200,000 Shares.

Item 7. Material to be Filed as Exhibits.

      Not applicable.

Schedule A. Directors and Executive Officers.

      Schedule A of the Schedule 13D is amended and restated in the form attached hereto.

Page 4 of 7 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2004

INVESTOR AB

/s/ Adine Grate Axén

Adine Grate Axén, Managing Director

Page 5 of 7 Pages

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF SELLER

     The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Seller are set forth below. If no business address is given the director’s or officer’s business address is Arsenalsgatan 8c, S-103 32 Stockholm, Sweden. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Seller. Unless otherwise indicated below, all of the persons listed below are citizens of Sweden.

Name and Business Address	Present Principal Occupation Including Name and Address of Employer

Directors
Claes Dahlbäck	Chairman.
Chairman of EQT funds, Gambro AB, Stora Enso Oyj and
Vin & Sprit AB.

Jacob Wallenberg	Vice Chairman.
Chairman of SEB Skandinaviska Enskilda Banken AB and
Vice Chairman of Atlas Copco AB, AB Electrolux,
SAS AB and the Knut and Alice Wallenberg Foundation.
Board member of ABB Ltd., the Confederation of Swedish
Enterprise and the Nobel Foundation.

Anders Scharp	Member of the board.
Chairman of Saab AB, AB SKF, Ab Ph. Nederman & Co.

Håkan Mogren	Member of the board.
Chairman of Affibody AB and the Swedish-American
Foundation. Non-Executive Deputy Chairman of
AstraZeneca PLC and Vice Chairman of Gambro AB.
Director of Danone, Norsk Hydro ASA, Rémy Cointreau
and the Marianne and Marcus Wallenberg Foundation, and
member of the Royal Swedish Academy of Engineering
Sciences (IVA).

Sune Carlsson	Member of the board.
Chairman of Atlas Copco AB. Director of Autoliv Inc. and
Picanol NV.

Peter D. Sutherland	Member of the board.
Chairman of Goldman Sachs International and BP plc.
Member of the boards of Telefonaktiebolaget L. M.
Ericsson and the Royal Bank of Scotland Group Plc.

Björn Svedberg	Member of the board.
Chairman of Hi3G Access HB and Nefab AB. Member of
the boards of the Knut and Alice Wallenberg Foundation
and Saab AB and member of the Royal Swedish Academy
of Engineering Sciences (IVA) and the Morgan Stanley
European Advisory Board.

Marcus Wallenberg	President and Chief Executive Officer.
Vice Chairman of Telefonaktiebolaget L M Ericsson, Saab
AB and SEB Skandinaviska Enskilda Banken AB. Board
member of AstraZeneca, Scania AB, Stora Enso Oyj
b-business partners B.V., Hi3G Access AB and the Knut
and Alice Wallenberg Foundation.

Page 6 of 7 Pages

Ulla Litzén	Member of the board.
Director of AB SKF, Atlas Copco AB, Karo Bio AB and
Posten AB.

O. Griffith Sexton	Member of the board.

Peter Wallenberg	Honorary Chairman.
Chairman of the Knut and Alice Wallenberg Foundation
and Honorary Chairman of Atlas Copco AB.

Name and Business Address	Present Principal Occupation Including Name and Address of Employer

Executive Officers
(Who Are Not Directors)
Börje Ekholm	Executive Vice President
Lars Wedenborn	Executive Vice President
Henry E. Gooss	Managing Director
Adine Grate Axén	Managing Director
Fredrik Hillelson	Managing Director

Page 7 of 7 Pages